United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

– 1 – 8. Selected financial indicators 9. US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Net operating revenues 8,804 9,920 -11% 8,119 8% 16,923 18,379 -8% 10. Total costs and expenses (ex-Brumadinho and dams decharacterization)1 (6,462) (6,974) -7% (5,803) 11% (12,265) (12,871) -5% Expenses related to Brumadinho and dams decharacterization (38) 1 n.a. (97) -61% (135) (40) 238% 11. Adjusted EBIT 2,606 3,200 -19% 2,411 8% 5,017 5,924 -15% 12. Adjusted EBITDA 3,386 3,993 -15% 3,115 9% 6,501 7,431 -13% 13. Proforma EBITDA2,3 3,424 3,9973 -14% 3,212 7% 6,636 7,5003 -12% 14. Proforma EBITDA margin (%) 39% 40% -1 p.p. 40% -1 p.p. 40% 41% -1 p.p. 5. Free cash flow 1,008 2,802 -64% 504 100% 1,512 5,023 -70% 6. Recurring free cash flow 1,008 197 412% 504 100% 1,512 2,442 -38% 7. Attributable net income 2,117 2,769 -24% 1,394 52% 3,511 4,448 -21% 3. Proforma net income attributable to Vale’s shareholders 2,117 1,997 6% 1,471 44% 3,588 3,692 -3% 4. Net debt⁴ 12,149 8,590 41% 12,198 0% 12,149 8,590 41% 2. Expanded net debt 17,448 14,683 19% 18,242 -4% 17,448 14,683 19% 1. Capital expenditures 1,053 1,328 -21% 1,174 -10% 2,227 2,723 -18% 1 Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. 2 Excluding expenses related to Brumadinho and non-recurring items. 3 Including EBITDA from associates and JV’s. Historical figures restated. 4 Including leases (IFRS 16). “We delivered another strong quarter, reflecting our focus on operational excellence and disciplined execution, keeping us on track to meet our 2025 guidances. Safety remains a core value, and we’re encouraged by the clear progress toward an accident-free work environment across our operations. As we advance in our strategy to strengthen our flexible product portfolio, we continue to lower costs and build resilience, which will help us navigate well in any market scenario. This quarter, we also reached a key milestone as our first copper mine project under the New Carajás program obtained its preliminary license, marking tangible progress toward future growth. These achievements reaffirm our strategy and demonstrate our commitment to building a leading mining platform that creates long-term value for all stakeholders.", commented Gustavo Pimenta, Chief Executive Officer. Results Highlights • Operational and cost performance improved across all business segments; all guidances on track. Copper and nickel sales increased 17% (12.9 kt) and 21% (7.0 kt) y/y, respectively. Iron ore shipments declined 3% (2.4 Mt) y/y, reflecting the ongoing portfolio optimization strategy. • The average realized iron ore fines price was US$ 85.1/t, 6% lower q/q and 13% lower y/y, in line with the broader decline in iron ore reference prices. • Iron ore fines’ C1 cash cost, excluding third-party purchases, decreased by 11% y/y, reaching US$ 22.2/t, marking the fourth consecutive quarter of year-over-year cost reduction. • All-in costs were down 10% in iron ore (US$ 55.3/t), 60% in copper (US$ 1,450/t), and 30% in nickel (US$ 12,396/t) y/y, as a result of the implementation of efficiency initiatives and higher production. • Copper all-in cost guidance for 2025 revised down to US$ 1,500-2,000/t (from US$ 2,800-3,300/t), driven by solid operational performance and higher-than-expected gold prices. • Proforma EBITDA totaled US$ 3.4 billion, 7% higher q/q and 14% lower y/y. The strong performance of copper and nickel segments, along with lower C1 cash cost in iron ore, partly offset the impact of weaker commodity prices. • Capital expenditures of US$ 1.1 billion were US$ 0.2 billion lower y/y, on track to meet the 2025 guidance of US$ 5.9 billion and reflecting ongoing efficiency initiatives. • Recurring free cash flow generation was US$ 1.0 billion, US$ 0.8 billion higher y/y, as a result of more favorable working capital variation and lower capital expenditures. • Expanded net debt of US$ 17.4 billion as of June 30th was US$ 0.8 billion lower q/q, mainly driven by free cash flow generation. • Approval of US$ 1.448 billion in interest on capital to be paid in September 2025, implying an annualized yield of 7%1. 1 Considering the market cap as of June 30th, 2025. Rio de Janeiro, July 31st, 2025 Vale’s performance in 2Q25 – 2 – Business Highlights Iron Ore Solutions • The first shipment of the Capanema project was completed in Q2. The project will add 15 Mtpy of net iron ore capacity, with ramp-up completion expected in the first half of 2026. This expansion will support the company’s production guidance for 2025 (325-335 Mt). Energy Transition Metals • Vale Base Metals obtained the Preliminary License for the Bacaba project in June. The project is designed to extend the life of the Sossego Mining Complex, contributing with an average annual copper production of around 50 ktpy over an 8-year mine life. Approximately US$ 290 million will be invested during the project’s implementation phase, and the production start-up is planned for the 1H28. • Commissioning of the Onça Puma's 2nd furnace project began in July. Supported by a planned investment of US$ 555 million, the project is expected to contribute to cost reduction across the complex and increase nickel production capacity by 12–15 ktpy. With 94% of physical progress completed, initial metal production is anticipated in 4Q25. ESG Tailing Dams • The Grupo dam was removed from emergency level in May, following a stability declaration. In July, the Xingu dam’s emergency level was lowered from 2 to 1 after improved monitoring and structural evaluations. Grupo dam is expected to be fully decharacterized by late 2025, and Xingu dam by 2034. Vale's ongoing Decharacterization Program has decharacterized 17 of 30 upstream dams since 2019. Circular Mining • Vale's Waste-to-Value program continues to advance, transforming waste and tailings into valuable resources. The program currently encompasses 150 initiatives, including the tailings reprocessing operation in Gelado and Vargem Grande dams and the WH wastepile in Capanema. In the 1H25, Vale produced around 9 Mt from circularity sources, 14% higher than the same period in 2024. Forest protection • Vale has achieved 200,000 hectares of forest conserved, representing 50% of its 2030 voluntary target. The company currently supports forest protection efforts across 1 million hectares worldwide, including 800,000 hectares in the Amazon in collaboration with ICMBio. Transparency • Vale published its sustainability-related financial disclosures report, available here, marking a significant step in alignment with international ISSB standards and Brazilian CBPS Sustainability Disclosure Pronouncements. The voluntary disclosure anticipates regulatory requirements under CVM Resolution 193/23 by two years, underscoring Vale’s commitment to transparency and the continued evolution of its climate and sustainability reporting practices. Reparation Brumadinho • The Brumadinho Integral Reparation Agreement continues to progress, with approximately 77% of the agreed-upon commitments completed by 2Q25 and in accordance with the deadlines outlined in the settlement. In addition, R$ 3.9 billion has been paid in individual compensation since 2019. Mariana • The Samarco reparation program continues to progress, with R$ 60 billion disbursed as of June 30, 2025. The definitive compensation program (PID) exceeded initial expectations with formal adherence from over 290,000 individuals. This strong level of engagement reflects the success of the agreement and highlights the effectiveness in resolving the underlying claims through a transparent and structured process. Financial Results – 3 – Financials US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Proforma EBITDA Net operating revenues 8,804 9,920 -11% 8,119 8% 16,923 18,379 -8% COGS (6,085) (6,349) -4% (5,451) 12% (11,536) (11,716) -2% SG&A (131) (137) -4% (145) -10% (276) (277) 0% Research and development (159) (189) -16% (123) 29% (282) (345) -18% Pre-operating and stoppage expenses (71) (91) -22% (90) -21% (161) (183) -12% Brumadinho & decharacterization of dams¹ (38) 1 n.a. (97) -61% (135) (40) 238% Non-recurring expenses – (5) n.a. – 0% – (29) n.a. Other operational expenses (excluding non-recurring expenses)² (16) (203) -92% 6 n.a. (10) (321) -97% EBITDA from associates and JV's 302 253 19% 192 57% 494 456 8% Adjusted EBIT 2,606 3,200 -19% 2,411 8% 5,017 5,924 -15% Depreciation, amortization & depletion 780 793 -2% 704 11% 1,484 1,507 -2% Adjusted EBITDA 3,386 3,993 -15% 3,115 9% 6,501 7,431 -13% Proforma EBITDA³ ⁴ 3,424 3,9974 -14% 3,212 7% 6,636 7,5004 -12 % Reconciliation of Proforma EBITDA to Net Income Proforma EBITDA³ ⁴ 3,424 3,9974 -14% 3,212 7% 6,636 7,5004 -12 % Brumadinho & decharacterization of dams¹ and non-recurring items (38) (4) 850% (97) -61% (135) (69) 96% Impairment and gains (losses) on disposal of non-current assets, net² ⁵ (300) 928 n.a. (420) -29% (720) 885 n.a. EBITDA from associates and JV's (302) (253) 19% (192) 57% (494) (456) 8% Equity results on associates and JV's and other results (68) 112 n.a. 59 n.a. (9) 198 n.a. Financial results 167 (1,252) n.a. 185 -10% 352 (1,689) n.a. Income taxes 32 34 -6% (647) n.a. (615) (414) 49% Depreciation, depletion & amortization (780) (793) -2% (704) 11% (1,484) (1,507) -2% Net income 2,135 2,769 -23% 1,396 53% 3,531 4,448 -21 % Net income attributable to noncontrolling interests 18 – n.a. 2 800% 20 8 150% Net income attributable to Vale's shareholders 2,117 2,769 -24% 1,394 52% 3,511 4,448 -21 % Non-recurring items⁶ – (772) n.a. 77 n.a. 77 (756) n.a. Proforma net income attributable to Vale’s shareholders 2,117 1,997 6% 1,471 44% 3,588 3,692 -3% 1 Find more information about these expenses in Annex 4: Brumadinho & Decharacterization. 2 Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. 3 Excluding expenses related to Brumadinho and non-recurring items. 4 Starting 4Q24 it excludes non-recurring items. Previous periods were restated. 5 Net. 6 Includes impairments, non-recurring expenses and income taxes adjustments. Financial Results – 4 – EBITDA Proforma EBITDA was US$ 3.4 billion in 2Q25, 14% lower y/y, mainly as a result of 13% lower iron ore reference prices. This effect was partly offset by (i) continued progress on cost and expenses efficiency initiatives, which drove improved performance in both Energy Transition Metals and Iron Ore segments, and (ii) the positive effect of the BRL depreciation. Proforma EBITDA 2Q25 vs. 2Q24 - US$ million 1 Excluding Brumadinho expenses. 2Q24 Proforma EBITDA was restated excluding one-off events (US$ 5 million). 2 Including volume, EBITDA from associates and JV’s and others. Net Income Proforma net income was US$ 2.1 billion in 2Q25, 6% higher y/y, positively impacted by the mark-to-market valuation of swaps, which benefited from favorable currency variation movements over the quarter, contributing to the US$ 1.4 billion y/y increase in financial results. This was partly offset by lower Proforma EBITDA and the negative effect from Associates & JV's, mostly related to the Samarco provision adjustment. Net income attributable to Vale’s shareholders was US$ 2.1 billion, 24% lower y/y, since no non-recurring items were reported for 2Q25. Proforma net income 2Q25 vs. 2Q24 – US$ million 1 Excluding US$ 282 million in taxes related to non-recurring items. 2 Including variations of (i) US$ -180 million in equity results and (ii) US$ -49 million in EBITDA from associates and JV’s. 3 Excluding US$ 1.06 billion related to gains on divestment of PTVI in 2Q24. ⁴ Including a variation of US$ 1.01 billion in currency and interest rate swaps. 5 Including variations of (i) US$ -38 million in Brumadinho and decharacterization of dams, (ii) US$ -18 million in Net income attributable to noncontrolling interests and (iii) US$ 13 million in depreciation, depletion & amortization. Proforma EBITDA – Reporting practice To enhance transparency and comparability, Vale reports Proforma EBITDA - a metric that provides a clearer view of operational performance across periods. It comprises: (i) Adjusted EBITDA as defined in note 4 to Vale’s Interim Financial Statements, which is a required disclosure under IFRS 8 – Operating Segments; excluding (ii) Brumadinho-related and dam decharacterization effects, and (iii) non-recurring items. This metric is disclosed consistently and in compliance with CVM Resolution 156. For the reconciliation of EBITDA Proforma to Net Income, please refer to the table on page 3. Financial Results – 5 – Capital Expenditures Total CAPEX US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Iron Ore Solutions 763 906 -16% 907 -16% 1,670 1,907 -12 % Energy Transition Metals 280 405 -31% 256 9% 536 772 -31 % Copper 65 61 7% 57 14% 122 122 0 % Nickel 215 344 -38% 199 8% 414 650 -36 % Energy and others 10 17 -41% 11 -9% 21 44 -52 % Total 1,053 1,328 -21% 1,174 -10% 2,227 2,723 -18 % Growth Projects US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Iron Ore Solutions 204 293 -30% 282 -28% 486 613 -21 % Energy Transition Metals 34 33 3% 30 13% 64 72 -11 % Copper 2 4 -50% 3 -33% 5 11 -55 % Nickel 32 29 10% 27 19% 59 61 -3 % Energy and others – 2 n.a. – 0% – 10 n.a. Total 238 328 -27% 312 -24% 550 695 -21 % Investments in growth projects totaled US$ 238 million, US$ 90 million (-27%) lower y/y, mainly as a result of lower disbursements in the Iron Ore Solutions segment as the Capanema project ramps up and lower expenditures in the Serra Sul+20 project, which is being carried out according to schedule. The Onça Puma 2nd Furnace project is on schedule for first production in 4Q25. Once fully operational, the project will add 12-15 ktpy of nickel production capacity. Sustaining Investments US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Iron Ore Solutions 559 613 -9% 625 -11% 1,184 1,294 -9 % Energy Transition Metals 246 372 -34% 226 9% 472 700 -33 % Copper 63 57 11% 54 17% 117 111 5 % Nickel 183 315 -42% 172 6% 355 589 -40 % Energy and others 10 15 -33% 11 -9% 21 34 -38 % Total 815 1,000 -19% 862 -5% 1,677 2,028 -17 % Sustaining investments totaled US$ 815 million, US$ 185 million (-19%) lower y/y, mainly as a result of lower expenditures in the Nickel segment with the commissioning of the Voisey´s Bay Mine Expansion (VBME) project. The Bacaba copper project was granted the Preliminary License in June. The project is designed to extend the life of the Sossego Mining Complex, contributing with an average annual copper production of approximately 50 ktpy over an 8-year mine life. Approximately US$ 290 million will be invested during the project's implementation phase, and the production start-up is planned for 1H28. Financial Results – 6 – Free cash flow US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Proforma EBITDA¹ 3,424 3,997 -14% 3,212 7% 6,636 7,500 -12% Working capital² (8) (996) -99% (252) -97% (260) 528 n.a. Capex (1,053) (1,328) -21% (1,174) -10% (2,227) (2,723) -18% Net financial expenses³ (113) (136) -17% (80) 41% (193) (287) -33% Income taxes and REFIS (468) (466) 0% (596) -21% (1,064) (972) 9% Associates & JV's, net of dividends received⁴ (241) (214) 13% (173) 39% (414) (414) 0% Brumadinho incurred expenses & dams⁵ (167) (215) -22% (146) 14% (313) (442) -29% Others (366) (445) -18% (287) 28% (653) (748) -13% Recurring Free Cash Flow 1,008 197 412% 504 100% 1,512 2,442 -38% Non-recurring events – (5) n.a. – 0% – (29) n.a. Acquisition and disposals of non-current assets, net – 2,610 n.a. – 0% – 2,610 n.a. Free Cash Flow 1,008 2,802 -64% 504 100% 1,512 5,023 -70% Brumadinho (204) (265) -23% (84) 143% (288) (400) -28% Samarco (990) (105) 843% (162) 511% (1,152) (191) 503% Cash management and others 1,646 446 269% (1,308) n.a. 338 (1,349) n.a. Increase/(Decrease) in cash & equivalents 1,460 2,878 -49% (1,050) n.a. 410 3,083 -87% ¹ Excluding expenses related to Brumadinho and non-recurring items. Previous periods were restated. ² Includes US$ -66 million related to streaming transactions in 2Q25, US$ -37 million in 2Q24, US$ -51 million in 1Q25, US$ -117 million in 6M25 and US$ -74 million in 6M24, reflecting the difference between contractual terms and cash receipts, subject to volume and settlement dynamics. ³ Includes interest in loans and borrowings, leasing and net cash received on settlement of derivatives. ⁴ Net of US$ 61 million in dividends received in 2Q25, US$ 39 million in 2Q24, US$ 19 million in 1Q25, US$ 80 million in 6M25 and US$ 42 million in 6M24. ⁵ Includes payments related to dam decharacterization, incurred expenses related to Brumadinho, and others. Recurring Free Cash Flow generation reached US$ 1.0 billion in 2Q25, US$ 0.8 billion higher y/y, mainly explained by lower working capital variation and lower capital expenditures. In the quarter, the neutral working capital was primarily attributable to accrued sales at the quarter's end and longer sales lead times, which resulted in higher receivables and higher inventory levels, respectively. These effects were largely offset by an increase in accounts payables, driven by the extension of supplier payment terms. Vale’s cash position was further positively impacted by ongoing liability management initiatives, resulting in a US$ 1.5 billion increase in cash and cash equivalents during the quarter. Free Cash Flow 2Q25 - US$ million ¹Includes income taxes and REFIS (US$ -468 million), interests on loans and borrowings (US$ -269 million), leasing (US$ -33 million), net cash received on settlement of derivatives (US$ 149 million), and other financial revenues (US$ 40 million). ² Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. ³ Includes incurred expenses on Brumadinho (US$ -84 million) and payments on dam decharacterization (US$ -83 million). ⁴ Includes disbursements related to railway concession contracts (US$ -105 million), streaming transactions adjustments to market price (US$ -168 million), and others. ⁵ Payments related to Brumadinho and Samarco. Excludes incurred expenses. ⁶ Includes US$ 1.676 billion in new loans & bonds and US$ -30 million in debt repayment. Financial Results – 7 – Debt US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q Gross debt¹ 17,146 13,770 25% 15,415 11 % Lease (IFRS 16) 699 1,360 -49% 781 -10 % Gross debt and leases 17,845 15,130 18% 16,196 10 % Cash, cash equivalents and short-term investments (5,696) (6,540) -13% (3,998) 42 % Net debt 12,149 8,590 41% 12,198 0 % Currency swaps² (109) (26) 319% 75 n.a. Brumadinho provisions 2,129 2,412 -12% 2,132 0 % Samarco provisions 3,279 3,707 -12% 3,837 -15 % Expanded net debt 17,448 14,683 19% 18,242 -4 % Average debt maturity (years) 9.1 9.2 -1% 9.5 -4 % Cost of debt after hedge (% pa) 5.5 5.8 -5% 5.5 0 % Total debt and leases / adjusted LTM EBITDA (x) 1.3 0.8 63% 1.1 18 % Net debt / adjusted LTM EBITDA (x) 0.9 0.5 80% 0.8 13 % Adjusted LTM EBITDA / LTM gross interest (x) 15.3 23.6 -35% 16.5 -7% 1 Does not include leases (IFRS 16). 2 Includes interest rate swaps. Expanded net debt reduced by US$ 0.8 billion q/q, totaling US$ 17.4 billion, with the higher free cash flow generation q/q positively impacting our cash position. Vale's expanded net debt target remains at US$ 10-20 billion. Gross debt and leases reached US$ 17.8 billion as of June 30th, 2025, US$ 1.6 billion higher q/q, mainly as a result of the issuance of debentures (approximately US$ 1.1 billion) and funds raised with banks (US$ 0.6 billion). An increase in the Samarco provision was recognized in 2Q25 in the amount of US$ 195 million, in most part due to a revision of the costs to complete the initiatives for the definitive compensation program (PID). The average debt maturity decreased to 9.1 years at the end of 2Q25 from 9.5 years at the end of 1Q25. The average annual cost of debt after currency and interest rate swaps was 5.5%, unchanged from the end of 1Q25. Business Segments’ Performance – 8 – Segments’ Performance Adjusted EBITDA by business area: US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Iron Ore Solutions 2,977 3,887 -23% 2,887 3% 5,864 7,346 -20 % Fines 2,396 3,071 -22% 2,333 3% 4,729 5,578 -15 % Pellets 477 724 -34% 536 -11% 1,013 1,606 -37 % Other ferrous products and logistics services 104 92 13% 18 478% 122 162 -25 % Energy Transition Metals¹ 721 407 77% 554 30% 1,275 664 92 % Copper 538 351 53% 546 -1% 1,084 635 71 % Nickel 201 108 86% 41 390% 242 125 94 % Other (18) (52) -65% (33) -45% (51) (96) -47 % Unallocated Items² (274) (297) -8% (229) 20% (503) (510) -1 % Proforma EBITDA 3,424 3,997 -14% 3,212 7% 6,636 7,500 -12 % Brumadinho & decharacterization of dams3 (38) 1 n.a. (97) -61% (135) (40) 238% Non-recurring expenses - (5) n.a. - 0% - (29) n.a. Adjusted EBITDA 3,386 3,993 -15% 3,115 9% 6,501 7,431 -13% 1 Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. 2 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 669 million in 2Q25. 3 Find more information of expenses in Annex 4: Brumadinho & Decharacterization. Segment information 2Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JV’s EBITDA Adjusted EBITDA Iron Ore Solutions 6,963 (4,104) (35) (84) (48) 285 2,977 Fines 5,762 (3,387) (7) (66) (35) 129 2,396 Pellets 1,004 (577) (1) (2) (2) 55 477 Other ferrous products and logistics services 197 (140) (27) (16) (11) 101 104 Energy Transition Metals 1,841 (1,220) 129 (36) (10) 17 721 Copper² 958 (402) (8) (10) – – 538 Nickel³ 1,012 (781) (8) (25) (10) 13 201 Others⁴ (129) (37) 145 (1) – 4 (18) Brumadinho & decharacterization of dams⁵ – – (38) – – – (38) Non-recurring expenses – – – – – – – Unallocated Items⁶ – – (235) (39) – – (274) Total 8,804 (5,324) (179) (159) (58) 302 3,386 1 Excluding depreciation, depletion and amortization. 2 Including by-products from our copper operations. 3 Including copper and other by-products from our nickel operations. 4 Includes an adjustment of US$ 168 million increasing the adjusted EBITDA in 2Q25, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁵ Find more information on these expenses in Annex 4: Brumadinho & Decharacterization. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 669 million in 2Q25. Business Segments’ Performance – 9 – Highlights 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Average Prices (US$/t) Iron ore - 62% Fe price 97.8 111.8 -13% 103.6 -6% 100.7 117.7 -14% Iron ore fines realized price, CFR/FOB 85.1 98.2 -13% 90.8 -6% 87.7 99.3 -12 % Iron ore pellets realized price, CFR/FOB 134.1 157.2 -15% 140.8 -5% 137.5 164.7 -17 % Volume sold (‘000 metric tons) Fines 67,678 68,512 -1% 56,762 19% 124,441 121,058 3 % Pellets 7,483 8,864 -16% 7,493 0% 14,976 18,089 -17 % ROM 2,185 2,416 -10% 1,886 16% 4,071 4,471 -9 % Total - Iron ore 77,346 79,792 -3% 66,141 17% 143,487 143,618 0 % Financials indicators (US$ million) Net Revenues 6,963 8,298 -16% 6,375 9% 13,338 15,323 -13 % Costs¹ (4,104) (4,415) -7% (3,506) 17% (7,610) (7,967) -4 % SG&A and Other expenses¹ (35) (81) -57% (25) 40% (60) (145) -59 % R&D expenses (84) (94) -11% (54) 56% (138) (177) -22 % Pre-operating and stoppage expenses¹ (48) (67) -28% (69) -30% (117) (131) -11 % EBITDA Associates & JV's 285 246 16% 166 72% 451 443 2 % Adjusted EBITDA 2,977 3,887 -23% 2,887 3% 5,864 7,346 -20 % Depreciation and amortization (533) (574) -7% (482) 11% (1,015) (1,055) -4 % Adjusted EBIT 2,444 3,313 -26% 2,405 2% 4,849 6,291 -23% 1 Net of depreciation and amortization. Adjusted EBITDA per segment US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Fines 2,396 3,071 -22% 2,333 3% 4,729 5,578 -15 % Pellets 477 724 -34% 536 -11% 1,013 1,606 -37 % Other ferrous products and logistics services 104 92 13% 18 478% 122 162 -25 % Adjusted EBITDA 2,977 3,887 -23%% 2,887 3% 5,864 7,346 -20 % Iron Ore Solutions EBITDA was US$ 2.977 billion, 23% lower y/y, due to lower iron ore fines and pellets realized prices (US$ -1.073 billion), impacted by the lower iron ore reference prices. Iron Ore Fines EBITDA decreased by 22% y/y, totaling US$ 2.396 billion, mostly explained by lower realized prices (US$ -901 million). This effect was partially offset by (i) lower costs and expenses (US$ 106 million), mainly due to lower C1 cash costs, (ii) the positive effect of the BRL depreciation (US$ 99 million), and (iii) lower freight costs (US$ 44 million). Iron Ore Pellets EBITDA decreased by 34% y/y, totaling US$ 477 million, mostly explained by lower realized prices (US$ -172 million) and lower volumes (US$ -113 million). These effects were partly offset by the positive effect of the BRL depreciation (US$ 37 million). EBITDA variation – US$ million (2Q25 vs. 2Q24) 1 Excludes freight costs. 2 Includes volumes, associates and JV’s EBITDA and others. Iron Ore Solutions Business Segments’ Performance – 10 – Iron Ore Fines Product mix ‘000 metric tons 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Volume sold Fines¹ 67,678 68,512 -1% 56,762 19% 124,441 121,058 3 % IOCJ 6,397 13,180 -51% 4,596 39% 10,993 22,580 -51 % BRBF 32,842 30,528 8% 36,391 -10% 69,233 56,443 23 % Pellet feed - China (PFC1)² 5,518 3,337 65% 3,928³ 40% 9,446 5,873 61 % Lump 1,717 1,782 -4% 1,679 2% 3,396 3,591 -5 % High-silica products 3,886 11,372 -66% 1,957 99% 5,843 18,535 -68 % Other fines (60-62% Fe) 17,318 8,313 108% 8,210³ 111% 25,528 14,036 82% 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. 3 Restated from historical figures. Revenues The average realized iron ore fines price was US$ 85.1/t, US$ 5.7/t lower q/q, mainly driven by lower iron ore reference prices (US$ 5.9/t lower q/q). Price realization iron ore fines – US$/t (2Q25) 1 Includes quality (US$ 0.57/t) and premiums/discounts and commercial conditions (US$ -1.64/t). 2 Adjustment as a result of provisional prices booked in 1Q25 at US$ 101.8/t. 3 Difference between the weighted average of the prices provisionally set at the end of 2Q25 at US$ 94.2/t based on forward curves and US$ 97.8/t from the 2Q25 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Iron ore all-in premium US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y All-in premium - Total 1.1 (0.1) n.a. 1.8 -39% 1.4 0.9 56 % Iron ore fines quality and premiums (1.1) (3.3) -67% (1.3) -15% (1.2) (2.5) -52 % Pellets business' contribution1 2.2 3.1 -29% 3.1 -29% 2.6 3.4 -24% 1 Weighted average contribution. The all-in premium decreased by US$ 0.7/t q/q, totaling US$ 1.1/t, mainly driven by lower contribution of the pellet business (US$ 0.9/t lower q/q), due to the lower share in the sales mix. This effect was partly offset by higher iron ore fines premiums (US$ 0.2/t higher q/q), as a result of the product portfolio optimization strategy. Impact of pricing system adjustments Business Segments’ Performance – 11 – Costs and expenses Iron ore fines and pellets all-in costs (cash cost break-even landed in China) US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y C1 cash cost, ex-third-party purchase costs 22.2 24.9 -11% 21.0 6% 21.7 24.3 -11 % Third-party purchases cost adjustments 4.1 3.4 21% 3.7 11% 3.9 3.7 5 % Freight cost¹ 18.3 19.0 -4% 18.6 -2% 18.4 19.2 -4 % Distribution cost 3.5 2.6 35% 4.0 -13% 3.7 2.6 42 % Expenses² & royalties 5.6 7.6 -26% 6.1 -8% 5.8 7.9 -27 % EBITDA from associates and joint ventures (1.9) (1.3) 46% (1.7) 12% (1.8) (1.5) 20 % Moisture adjustment 4.6 4.9 -6% 4.5 2% 4.6 4.9 -6 % Iron ore fines quality adjustment 1.1 3.3 -67% 1.3 -15% 1.2 2.5 -52 % Iron ore fines all-in costs (US$/dmt) 57.5 64.3 -11% 57.5 0% 57.5 63.5 -9 % Pellet business contribution (2.2) (3.1) -29% (3.1) -29% (2.6) (3.4) -24 % Iron ore fines and pellets all-in costs (US$/dmt) 55.3 61.2 -10% 54.4 2% 54.9 60.1 -9 % Sustaining investments (fines and pellets) 7.4 7.9 -6% 9.5 -22% 8.4 9.4 -11 % Iron ore fines and pellets all-in costs³ (US$/dmt) 62.7 69.1 -9% 63.9 -2% 63.2 69.6 -9% 1 Ex-bunker oil hedge. 2 Including stoppage expenses. 3 Includes sustaining. Iron ore fines C1 production costs US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y C1 production costs, ex-third-party purchase costs 21.6 24.4 -11% 23.1 -6% 22.3 24.6 -9 % C1 cash cost, ex-third-party purchase costs 22.2 24.9 -11% 21.0 6% 21.7 24.3 -11 % The C1 cash cost (excluding third-party purchases) reached US$ 22.2/t in Q2, US$ 2.7/t lower y/y. This is the fourth consecutive quarter of year-over-year cost reduction. The reduction was mainly driven by: (i) higher production from sites with lower production costs (e.g., Northern System), supporting fixed cost dilution and mix effect, (ii) lower demurrage costs, which reached the lowest level for a Q2 since 2020, driven by efficiency initiatives such as fleet speed management and optimization of queues and chartering processes, (iii) a positive inventory turnover effect, with the consumption of lower-cost inventories from previous quarters, and (iv) the positive impact of the BRL depreciation. Vale remains highly confident in achieving its 2025 C1 cash cost, excluding third-party purchases, guidance (US$ 20.5−22.0/t). C1 cash cost, excluding third-party purchase costs - US$/t, 2Q25 vs. 2Q24 1 Including personnel, services, materials, maintenance, diesel, energy and others. Vale's maritime freight cost averaged US$ 18.3/t, US$ 0.3/t lower q/q, mostly driven by lower bunker fuel costs. CFR sales totaled 59.8 Mt in Q2, representing 88% of total iron ore fines sales. Business Segments’ Performance – 12 – Pellets US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Net revenues 1,004 1,394 -28% 1,055 -5% 2,059 2,979 -31% Cash costs¹ (577) (705) -18% (559) 3% (1,136) (1,444) -21% Pre-operational & stoppage expenses (4) (2) 100% (2) 100% (7) (7) 0% Expenses² (1) (1) 0% 2 n.a. 2 4 -50% Leased pelletizing plants EBITDA 55 38 45% 40 38% 95 74 28% EBITDA 477 724 -34% 536 -11% 1,013 1,606 -37% Iron ore pellets realized price (CFR/FOB, S$/t) 134.1 157.2 -15% 140.8 -5% 137.5 164.7 -17% Cash costs¹ per ton (US$/t) 77.1 79.5 -3% 74.6 3% 75.9 79.8 -5% EBITDA per ton (US$/t) 63.7 81.7 -22% 71.5 -11% 67.6 88.8 -24% 1 Including iron ore, leasing, freight, overhead, energy and others. 2 Including selling, R&D and others. Pellets sales totaled 7.5 Mt, flat q/q and 16% lower y/y, in line with the quarter's production. The average realized iron ore pellets price was US$ 134.1/t, US$ 6.7/t lower q/q, mainly impacted by the decrease in iron ore reference prices. Pellets’ cash costs per ton were 3% lower y/y, totaling US$ 77.1/t, mainly due to the positive impact of the BRL depreciation. FOB sales represented 66% of total sales. Business Segments’ Performance – 13 – Highlights US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Net Revenues 1,841 1,622 14% 1,744 6% 3,585 3,056 17 % Costs¹ (1,220) (1,171) 4% (1,284) -5% (2,504) (2,308) 8 % SG&A and Other expenses¹ ² 129 22 486% 102 26% 231 28 725 % R&D expenses (36) (70) -49% (32) 13% (68) (121) -44 % Pre-operating and stoppage expenses¹ (10) (3) 233% (2) 400% (12) (4) 200 % EBITDA from associates and JV's³ 17 7 143% 26 -35% 43 13 231 % Adjusted EBITDA² 721 407 77% 554 30% 1,275 664 92 % Depreciation and amortization (249) (229) 9% (207) 20% (456) (452) 1 % Adjusted EBIT 472 178 165% 346 36% 818 212 286% 1 Net of depreciation and amortization. 2 Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. 3 Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JV’s, reflecting VBM's ownership of 33.9% in PTVI. Adjusted EBITDA US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Copper 538 351 53% 546 -1% 1,084 635 71 % Nickel 201 108 86% 41 390% 242 125 94 % Others (18) (52) -65% (33) -45% (51) (96) -47 % Total 721 407 77% 554 30% 1,275 664 92 % Energy Transition Metals EBITDA increased by 77% y/y, totaling US$ 721 million, with both Copper and Nickel businesses showing improved performances, supported by operational improvements, which offset lower LME prices. Copper EBITDA increased by 53% y/y, totaling US$ 538 million, mainly driven by a robust operational performance, which is reflected in higher fixed cost dilution (US$ 45 million), higher sales (US$ 42 million), and higher by-product revenues (US$ 90 million), boosted by gold prices. These positive effects were partially offset by lower copper realized prices (US$ -16 million). Nickel EBITDA increased by 86% y/y, totaling US$ 201 million, largely due to increased feed availability from Voisey's Bay at lower costs (US$ 130 million), a decrease in external feed costs (US$ 108 million), and an inventory impairment reversal (US$ 76 million). These positive effects were partially offset by lower realized nickel prices (US$ -134 million) and the PTVI deconsolidation (US$ -108 million). EBITDA variation – US$ million (2Q25 vs. 2Q24) 1 Includes adjustment of US$ 168 million in 2Q25 and US$ 83 million in 2Q24 to reflect the performance of the streaming transactions at market price, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ² Includes variations of (i) US$ -150 million in realized prices for copper and nickel, (ii) US$ 108 million in realized prices for by-products and (iii) US$ 11 million in PPA. ³ Includes variations of (i) US$ 143 million costs improvements of Voisey's Bay (US$ 130 million) and Sudbury (US$ 13 million) and (ii) US$ 108 million in lower cost of external feed due to the impact of LME prices in Refineries operation. ⁴ Including a variation of US$ 115 million in by-product volumes. Energy Transition Metals Business Segments’ Performance – 14 – Copper US$ million (unless otherwise stated) 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y LME copper price (US$/t) 9,524 9,753 -2% 9,340 2% 9,431 9,090 4 % Average realized copper price (US$/t) 8,985 9,202 -2% 8,891 1% 8,940 8,456 6 % Volume sold – copper (kt) 66 58 14% 61 8% 127 115 10 % Net Revenues 958 779 23% 900 6% 1,858 1,418 31 % Costs¹ (402) (391) 3% (339) 19% (741) (720) 3 % Selling and other expenses¹ (8) (8) 0% (4) 100% (12) (11) 9 % R&D expenses (10) (29) -66% (10) 0% (20) (52) -62 % Pre-operating and stoppage expenses¹ – – 0% (1) n.a. (1) – n.a. Adjusted EBITDA 538 351 53% 546 -1% 1,084 635 71 % Depreciation and amortization (39) (41) -5% (34) 15% (73) (81) -10 % Adjusted EBIT 499 310 61% 512 -3% 1,011 554 82% 1 Net of depreciation and amortization Adjusted EBITDA US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Salobo 418 306 37% 404 3% 822 567 45 % Sossego 98 44 123% 80 23% 178 61 192 % Other¹ 22 1 2100% 62 -65% 84 7 1100 % Total 538 351 53% 546 -1% 1,084 635 71% 1 Includes R&D expenses and the unrealized provisional price adjustments. Revenues Net revenues totaled US$ 958 million, 23% higher y/y, mainly due to higher copper sales and increased by-product revenues. Higher by-product revenues resulted from higher gold prices (US$ 88 million) and an increase in gold sales (US$ 22 million). The average realized copper price was US$ 8,985/t, 1% higher q/q, driven by a higher average LME copper price and lower spot TC/RC discounts, offsetting timing effects. Average realized copper price 2Q25 – US$/t Note: Vale’s copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums, and discounts for intermediate products. Business Segments’ Performance – 15 – Costs & Expenses All-in costs (EBITDA break-even) US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y COGS 6,057 6,726 -10% 5,574 9% 5,826 6,285 -7 % By-product revenues (4,962) (3,714) 34% (4,760) 4% (4,865) (3,465) 40 % COGS after by-product revenues 1,095 3,012 -64% 814 35% 961 2,820 -66 % Other expenses¹ 137 168 -18% 113 21% 125 158 -21 % Total costs 1,232 3,180 -61% 926 33% 1,086 2,978 -64% TC/RCs, penalties, premiums and discounts 218 472 -54% 286 -24% 250 496 -50 % EBITDA break-even² ³ 1,450 3,651 -60% 1,212 20% 1,336 3,474 -62% 1 Includes sales expenses, R&D associated with Salobo and Sossego, pre-operating and stoppage expenses and other expenses. 2 Considering only the cash effect of streaming transactions, copper operations EBITDA break-even would increase to US$ 4,702/t in 2Q25. 3 The realized price to be compared to the EBITDA break-even should be the copper realized price before discounts (US$ 9,203/t for 2Q25 and US$ 9,190/t for 6M25), given that TC/RCs, penalties, and other discounts are already part of the EBITDA break-even build-up. All-in costs were US$ 1,450/t, 60% lower y/y, driven by (i) higher by-product revenues, (ii) lower unit COGS and (iii) lower TC/RCs, and other discounts. Guidance for 2025 was revised down to US$ 1,500-2,000/t (from US$ 2,800-3,300/t). Unit COGS was US$ 6,057/t, down by 10% y/y, due to higher fixed cost dilution at Salobo and Sossego following the full ramp-up of the Salobo complex and increased copper feed grade and plant availability at Sossego. Unit COGS, net of by-products, totaled US$ 1,095/t, declining by 64% y/y, mainly reflecting the positive impact of by-product revenues at both Salobo and Sossego, following higher gold prices. Unit COGS, net of by-products, by operation US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Salobo 282 2,319 -88% – n.a. 145 2,034 -93 % Sossego 3,381 5,652 -40% 3,473 -3% 3,422 5,748 -40 % Unit expenses were US$ 137/t, 18% lower y/y, mainly as a result of higher production volumes diluting unit expenses. Business Segments’ Performance – 16 – Nickel US$ million (unless otherwise stated) 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y LME nickel price 15,171 18,415 -18% 15,571 -3% 15,374 17,495 -12% Average realized nickel price 15,800 18,638 -15% 16,106 -2% 15,948 17,729 -10% Volume sold – nickel (kt) 41 34 21% 39 5% 80 67 19% Volume sold - copper (kt) 23 18 28% 21 10% 44 38 16% Net Revenues 1,012 879 15% 969 4% 1,981 1,715 16% Costs¹ (781) (731) 7% (907) -14% (1,688) (1,504) 12% Selling and other expenses¹ (8) (6) 33% (21) -62% (29) (30) -3% R&D expenses² (25) (31) -19% (22) 14% (47) (52) -10% Pre-operating and stoppage expenses¹ (10) (3) 233% (1) 900% (11) (4) 175% EBITDA from associates and JV's³ 13 – n.a. 23 -43% 36 – n.a. Adjusted EBITDA 201 108 86% 41 390% 242 125 94% Depreciation and amortization⁴ (203) (187) 9% (165) 23% (368) (371) -1% Adjusted EBIT⁴ (2) (79) -97% (124) -98% (126) (246) -49% 1 Net of depreciation and amortization. ² Includes R&D expenses not related to current operations (US$ 6 million in 2Q25, US$ 7 million in 1Q25, US$ 13 million in 6M25, US$ 3 million in 2Q24 and US$ 6 million in 6M24). ³ Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JV’s, reflecting VBM's ownership of 33.9% in PTVI. Historical figures were not restated. ⁴ 1Q25 historical figures were restated. Adjusted EBITDA US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Sudbury¹ 70 16 338% 4 1650% 74 79 -6 % Voisey’s Bay & Long Harbour 17 (76) n.a. (50) n.a. (33) (110) -70 % Standalone Refineries² 6 21 -71% 24 -75% 30 15 100 % Onça Puma 9 (17) n.a. 19 -53% 28 (63) n.a. PTVI (historical) – 79 n.a. – 0% – 137 n.a. Others³ 99 85 16% 44 125% 143 67 113 % Total 201 108 86% 41 390% 242 125 94% 1 Includes the Thompson operations. 2 Comprises the sales results for Clydach and Matsusaka refineries. 3 Includes intercompany eliminations, provisional price adjustments and inventories adjustments. Includes proportionate EBITDA from PTVI, starting from 3Q24. Historical figures include the consolidated results from PTVI. Revenues Net revenues totaled US$ 1.012 billion, increasing by 15% y/y, driven by stronger nickel and by-product sales volumes. The average realized nickel price was US$ 15,800/t, down 2% q/q, explained by a 3% decrease in LME prices. In 2Q25, the average realized nickel price was 4% higher than the LME average, mainly due to the 75% share of Upper-Class I products in the mix of North Atlantic, with an overall positive impact of premiums of US$ 414/t. Average realized nickel price 2Q25 – US$/t Business Segments’ Performance – 17 – Costs & Expenses All-in costs (EBITDA break-even) US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y COGS ex-external feed, PTVI-adjusted 22,194 31,377 -29% 27,957 -21% 24,647 30,601 -19% COGS¹ 20,743 21,306 -3% 23,277 -11% 21,973 21,790 1 % By-product revenues¹ (8,510) (7,097) 20% (7,383) 15% (7,963) (7,690) 4 % COGS after by-product revenues 12,233 14,210 -14% 15,894 -23% 14,010 14,100 -1 % Other expenses² 892 1,109 -20% 962 -7% 926 1,200 -23 % EBITDA from associates & JV's³ (315) – n.a. (590) -47% (448) – n.a. Total Costs 12,810 15,319 -16% 16,265 -21% 14,488 15,300 -5 % Nickel average aggregate (premium) discount (414) (319) 30% (535) -23% (479) (415) 15 % EBITDA break-even⁴ 12,396 15,000 -17% 15,730 -21% 14,009 14,885 -6 % EBITDA break-even, PTVI-adjusted⁵ 12,396 17,686 -30% 15,730 -21% 14,009 17,565 -20% 1 Excluding marketing activities. 2 Includes R&D associated with current nickel operations, sales expenses and pre-operating & stoppage. 3 Starting from 3Q24, it includes the proportionate results from PTVI (33.9% owned by VBM). 4 Considering only the cash effect of streaming transactions, nickel operations EBITDA break-even would increase to US$ 12,858/t in 2Q25. 5 Previous periods adjusted to reflect the deconsolidation of PTVI. All-in costs, PTVI-adjusted, totaled US$ 12,396/t, decreasing by 30% y/y and 21% q/q. The reduction was driven by lower unit COGS and higher copper sales. Unit COGS, excluding external feed purchases, PTVI-adjusted was US$ 22,194/t, declining by 29% y/y and 21% q/q, primarily due to fixed cost dilution from the ramp-up of Voisey's Bay underground mines. In Sudbury, higher production and reduced planned refinery maintenance were also supportive to the y/y improvement. Unit COGS totaled US$ 20,743/t, down by 3% y/y and 11% q/q, in line with lower costs for own sourced and external feed. Unit by-product revenues were US$ 8,510/t, 20% higher y/y, mainly driven by sales volume. Unit COGS, net of by-products, by operation US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Sudbury¹ ² 10,511 15,219 -31% 14,791 -29% 12,783 12,676 1 % Voisey’s Bay & Long Harbour² 13,236 31,114 -57% 20,386 -35% 16,891 25,894 -35 % Standalone refineries² ³ 15,716 17,663 -11% 13,676 15% 14,556 18,138 -20 % Onça Puma 11,079 21,705 -49% 9,683 14% 10,354 21,705 -52% ¹ Sudbury costs include Thompson costs. ² A large portion of Sudbury, Clydach, Matsusaka and Long Harbour finished nickel production is derived from intercompany transfers, as well as from the purchase of ore or nickel intermediates from third parties. These transactions are valued at fair market value. ³ Comprises the unit COGS for Clydach and Matsusaka refineries. Expenses were stable y/y, with unit expenses totaling US$892/t, decreasing by 20% y/y, due to higher production volumes diluting unit expenses. – 18 – Except where otherwise indicated, the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Vale Manganês S.A., Minerações Brasileiras Reunidas S.A., Vale Base Metals Ltd, Salobo Metais S.A, Tecnored Desenvolvimento Tecnológico S.A., Aliança Geração de Energia S.A., Vale Holdings B.V, Vale Canada Limited, Vale International S.A., Vale Malaysia Minerals Sdn. Bhd. and Vale Oman Pelletizing Company LLC. This press release may include statements about Vale’s current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as ”anticipate,” ”believe,” ”could,” ”expect,” ”should,” ”plan,” ”intend,” ”estimate” “will” and ”potential,” among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. Webcast information Vale will host a webcast on Friday August 1st, 2025 At 10:00 a.m. (New York) 11:00 a.m. (Brasília) 3:00 p.m. (London) Internet access to the webcast and presentation materials will be available on Vale website at www.vale.com/investors A webcast replay will be accessible shortly after the completion of the call. Further information on Vale can be found at: vale.com Investor Relations Vale.RI@vale.com Thiago Lofiego thiago.lofiego@vale.com Mariana Rocha mariana.rocha@vale.com Luciana Oliveti luciana.oliveti@vale.com Pedro Terra pedro.terra@vale.com Patricia Tinoco patricia.tinoco@vale.com Annexes – 19 – Annex 1: Detailed Financial Information Simplified financial statements Income Statement US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Net operating revenue 8,804 9,920 -11% 8,119 8% 16,923 18,379 -8 % Cost of goods sold and services rendered (6,085) (6,349) -4% (5,451) 12% (11,536) (11,716) -2 % Gross profit 2,719 3,571 -24% 2,668 2% 5,387 6,663 -19 % Gross margin (%) 30.9% 36.0% -5.1 p.p. 32.9% -2.0 p.p. 31.8% 36.3% -4.5 p.p. Selling and administrative expenses (131) (137) -4% (145) -10% (276) (277) 0 % Research and development (159) (189) -16% (123) 29% (282) (345) -18 % Pre-operating and operational stoppage (71) (91) -22% (90) -21% (161) (183) -12 % Other operational expenses, net (222) (289) -23% (258) -14% (480) (539) -11 % Impairment and gains (losses) on disposal of non-current assets, net (132) 1,010 n.a. (253) -48% (385) 1,004 n.a. Operating income 2,004 3,875 -48% 1,799 11%% 3,803 6,323 -40 % Financial income 112 78 44% 116 -3% 228 187 22 % Financial expenses (404) (365) 11% (382) 6% (786) (704) 12 % Other financial items, net 459 (965) n.a. 451 2% 910 (1,172) n.a. Equity results and other results in associates and joint ventures (68) 112 n.a. 59 n.a. (9) 236 n.a. Income before income taxes 2,103 2,735 -23% 2,043 3% 4,146 4,870 -15 % Current tax (285) (638) -55% (186) 53% (471) (1,372) -66 % Deferred tax 317 672 -53% (461) n.a. (144) 958 n.a. Net income 2,135 2,769 -23% 1,396 53% 3,531 4,456 -21 % Net income attributable to noncontrolling interests 18 – n.a. 2 800% 20 8 150 % Net income attributable to Vale's shareholders 2,117 2,769 -24% 1,394 52% 3,511 4,448 -21 % Earnings per share (attributable to the Company's shareholders - US$): Basic and diluted earnings per share (attributable to the Company's shareholders - US$) 0,50 0,65 -23% 0,33 52% 0,82 1,04 -21 % Equity income (loss) by business segment US$ million 2Q25% 2Q24% Δ y/y 1Q25% Δ q/q 6M25% 6M24% Δ y/y Iron Ore Solutions 138 107% 109 95% 27% 33 122% 318% 171 110% 167 93% 2 % Energy Transition Metals (8) -6% – 0% n.a. 1 4% n.a. (7) -5% – 0% n.a. Unallocated items¹ (1) -1% 6 5% n.a. (7) -26% -86% (8) -5% 13 7% n.a. Total 129 100% 115 100% 12% 27 100% 378% 156 100% 180 100% -13% 1 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Annexes – 20 – Balance sheet US$ million 6/30/2025 6/30/2024 Δ q/q 3/31/2025 Δ y/y Assets Current assets 17,585 14,829 19% 14,687 20 % Cash and cash equivalents 5,514 6,479 -15% 3,955 39 % Short term investments 182 61 198% 43 323 % Accounts receivable 2,325 2,332 0% 2,144 8 % Other financial assets 495 168 195% 277 79 % Inventories 5,242 4,793 9% 4,919 7 % Recoverable taxes 1,335 659 103% 1,093 22 % Other 493 337 46% 362 36 % Non-current assets held for sale 1,999 – n.a. 1,894 6 % Non-current assets 13,001 13,294 -2% 12,003 8 % Judicial deposits 598 585 2% 580 3 % Other financial assets 424 160 165% 262 62 % Recoverable taxes 1,528 1,329 15% 1,381 11 % Deferred income taxes 8,975 9,931 -10% 8,309 8 % Other 1,476 1,289 15% 1,471 0 % Fixed assets 59,797 58,492 2% 56,740 5 % Total assets 90,383 86,615 4% 83,430 8 % Liabilities Current liabilities 14,469 13,743 5% 13,234 9 % Suppliers and contractors 5,454 4,769 14% 4,403 24 % Loans and borrowings 685 910 -25% 608 13 % Leases 175 177 -1% 176 -1 % Other financial liabilities 1,045 1,252 -17% 1,154 -9 % Taxes payable 1,020 1,242 -18% 651 57 % Settlement program ("REFIS") 412 383 8% 386 7 % Provisions for litigation 154 115 34% 156 -1 % Employee benefits 790 724 9% 664 19 % Liabilities related to associates and joint ventures 1,449 1,605 -10% 1,929 -25 % Liabilities related to Brumadinho 900 974 -8% 876 3 % De-characterization of dams and asset retirement obligations 945 956 -1% 937 1 % Other 700 636 10% 596 17 % Liabilities associated with non-current assets held for sale 740 – n.a. 698 6 % Non-current liabilities 35,405 34,485 3% 33,834 5 % Loans and borrowings 16,461 12,860 28% 14,807 11 % Leases 524 1,183 -56% 605 -13 % Participative shareholders' debentures 2,454 2,451 0% 2,350 4 % Other financial liabilities 2,204 2,656 -17% 2,227 -1 % Settlement program (REFIS) 971 1,284 -24% 1,005 -3 % Deferred income taxes 127 806 -84% 175 -27 % Provisions for litigation 896 765 17% 948 -5 % Employee benefits 1,170 1,221 -4% 1,155 1 % Liabilities related to associates and joint ventures 1,830 2,102 -13% 1,908 -4 % Liabilities related to Brumadinho 1,229 1,438 -15% 1,256 -2 % De-characterization of dams and asset retirement obligations 5,256 5,484 -4% 5,164 2 % Streaming transactions 2,000 1,948 3% 1,928 4 % Others 283 287 -1% 306 -8 % Total liabilities 49,874 48,228 3% 47,068 6 % Shareholders' equity 40,509 38,387 6% 36,362 11 % Total liabilities and shareholders' equity 90,383 86,615 4% 83,430 8 % Annexes – 21 – Cash flow US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Cash flow from operations 2,862 2,353 22% 2,534 13% 5,396 6,832 -21 % Interest on loans and borrowings paid (269) (211) 27% (240) 12% (509) (397) 28 % Cash received on settlement of derivatives, net 149 81 84% 134 11% 283 124 128 % Payments related to Brumadinho (204) (265) -23% (84) 143% (288) (400) -28 % Payments related to de-characterization of dams (83) (132) -37% (79) 5% (162) (251) -35 % Interest on participative shareholders debentures paid (131) (149) -12% – n.a. (131) (149) -12 % Income taxes (including settlement program) paid (468) (466) 0% (596) -21% (1,064) (972) 9 % Net cash generated by operating activities 1,856 1,211 53% 1,669 11% 3,525 4,787 -26 % Cash flow from investing activities Short-term investment 107 28 282% 26 312% 133 (16) n.a. Acquisition of property, plant and equipment and intangible assets (1,168) (1,328) -12% (1,255) -7% (2,423) (2,723) -11 % Payments related to Samarco dam failure (990) (105) 843% (162) 511% (1,152) (191) 503 % Dividends received from joint ventures and associates 61 39 56% 19 221% 80 42 90 % Cash received from disposal and acquisition of investments, net – 2,610 n.a. – 0% – 2,610 n.a. Other investment activities, net (9) (4) 125% 1 n.a. (8) (1) 700 % Net cash used in investing activities (1,999) 1,240 n.a. (1,371) 46% (3,370) (279) 1108 % Cash flow from financing activities Loans and financing: Loans and borrowings from third parties 1,676 1,090 54% 1,611 4% 3,287 1,960 68 % Payments of loans and borrowings from third parties (30) (530) -94% (940) -97% (970) (592) 64 % Payments of leasing (33) (44) -25% (30) 10% (63) (85) -26 % Payments to shareholders: Dividends and interest on capital paid to Vale's shareholders – – 0% (1,979) n.a. (1,979) (2,328) -15 % Share buyback program – (114) n.a. – 0% – (389) n.a. Net cash used in financing activities 1,613 402 301% (1,338) n.a. 275 (1,434) n.a. Net increase (decrease) in cash and cash equivalents 1,470 2,853 -48% (1,040) n.a. 430 3,074 -86 % Cash and cash equivalents in the beginning of the period 3,955 3,790 4% 4,953 -20% 4,953 3,609 37 % Effect of exchange rate changes on cash and cash equivalents 101 (164) n.a. 145 -30% 246 (204) n.a. Effect of transfer the Energy Assets to non-current assets held for sale – – 0% (115) n.a. (115) – n.a. Cash and cash equivalents from subsidiaries acquired, net (12) – n.a. 12 n.a. – – 0% Cash and cash equivalents at the end of period 5,514 6,479 -15% 3,955 39% 5,514 6,479 -15 % Non-cash transactions: Additions to property, plant and equipment - capitalized loans and borrowing costs 8 8 0% 4 100% 12 13 -8 % Cash flow from operating activities Income before income taxes 2,103 2,735 -23% 2,043 3% 4,146 4,870 -15 % Adjusted for: Review of estimates related to the provision of Brumadinho 10 (14) n.a. 39 -74% 49 (20) n.a. Review of estimates related to the provision of de-characterization of dams (56) (70) -20% (9) 522% (65) (131) -50 % Equity results and other results in associates and joint ventures 68 (112) n.a. (59) n.a. 9 (236) n.a. Impairment and gains (losses) on disposal of non-current assets, net 132 (1,010) n.a. 253 -48% 385 (1,004) n.a. Depreciation, depletion and amortization 780 793 -2% 704 11% 1,484 1,507 -2 % Financial results, net (167) 1,252 n.a. (185) -10% (352) 1,689 n.a. Change in assets and liabilities Accounts receivable (159) (167) -5% 316 n.a. 157 1,768 -91 % Inventories (144) 165 n.a. (239) -40% (383) (461) -17 % Suppliers and contractors 743 (528) n.a. (21) n.a. 722 (150) n.a. Other assets and liabilities, net (448) (691) -35% (308) 45% (756) (1,000) -24 % Cash flow from operations 2,862 2,353 22% 2,534 13% 5,396 6,832 -21 % Annexes – 22 – Reconciliation of IFRS and “non-GAAP” information (a) Adjusted EBIT US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Net operating revenues 8,804 9,920 -11% 8,119 8% 16,923 18,379 -8 % COGS (6,085) (6,349) -4% (5,451) 12% (11,536) (11,716) -2 % Sales and administrative expenses (131) (137) -4% (145) -10% (276) (277) 0 % Research and development expenses (159) (189) -16% (123) 29% (282) (345) -18 % Pre-operating and stoppage expenses (71) (91) -22% (90) -21% (161) (183) -12 % Brumadinho event and dam decharacterization of dams (38) 1 n.a. (97) -61% (135) (40) 238 % Other operational expenses, net¹ (16) (208) -92% 6 n.a. (10) (350) -97 % EBITDA from associates and JV's 302 253 19% 192 57% 494 456 8 % Adjusted EBIT 2,606 3,200 -19% 2,411 8% 5,017 5,924 -15% ¹ Includes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation, depletion and amortization. The definition of Adjusted EBITDA for the Company is the operating income or loss plus EBITDA associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and gains (losses) on disposal of non-current assets. However, our adjusted EBITDA is not the measure defined as EBITDA under IFRS and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following tables shows the reconciliation between adjusted EBITDA and operational cash flow and adjusted EBITDA and net income, in accordance with its statement of changes in financial position. The definition of Adjusted EBIT is Adjusted EBITDA plus depreciation, depletion and amortization. Reconciliation between adjusted EBITDA and operational cash flow US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Adjusted EBITDA 3,386 3,993 -15% 3,115 9% 6,501 7,431 -13 % Working capital: Accounts receivable (159) (167) -5% 316 n.a. 157 1,768 -91 % Inventories (144) 165 n.a. (239) -40% (383) (461) -17 % Suppliers and contractors 743 (528) n.a. (21) n.a. 722 (150) n.a. Review of estimates related to the provision of Brumadinho 10 (14) n.a. 39 -74% 49 (20) n.a. Review of estimates related to the provision of de-characterization of dams (56) (70) -20% (9) 522% (65) (131) -50 % Others (918) (1,026) -11% (667) 38% (1,585) (1,605) -1 % Cash flow 2,862 2,353 22% 2,534 13% 5,396 6,832 -21 % Income taxes paid (including settlement program) (468) (466) 0% (596) -21% (1,064) (972) 9 % Interest on loans and borrowings paid (269) (211) 27% (240) 12% (509) (397) 28 % Payments related to Brumadinho event (204) (265) -23% (84) 143% (288) (400) -28 % Payments related to de-characterization of dams (83) (132) -37% (79) 5% (162) (251) -35 % Interest on participative shareholders' debentures paid (131) (149) -12% – n.a. (131) (149) -12 % Cash received on settlement of Derivatives, net 149 81 84% 134 11% 283 124 128 % Net cash generated by operating activities 1,856 1,211 53% 1,669 11% 3,525 4,787 -26 % Annexes – 23 – Reconciliation between adjusted EBITDA and net income US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Adjusted EBITDA 3,386 3,993 -15% 3,115 9% 6,501 7,431 -13 % Depreciation, depletion and amortization (780) (793) -2% (704) 11% (1,484) (1,507) -2 % EBITDA from associates and joint ventures (302) (253) 19% (192) 57% (494) (456) 8 % Impairment and gains (losses) on disposal of non-current assets, net¹ (300) 928 n.a. (420) -29% (720) 855 n.a. Operating income 2,004 3,875 -48% 1,799 11% 3,803 6,323 -40 % Financial results 167 (1,252) n.a. 185 -10% 352 (1,689) n.a. Equity results and other results in associates and joint ventures (68) 112 n.a. 59 n.a. (9) 236 n.a. Income taxes 32 34 -6% (647) n.a. (615) (414) 49 % Net income 2,135 2,769 -23% 1,396 53% 3,531 4,456 -21 % Net income attributable to noncontrolling interests 18 – n.a. 2 800% 20 8 150 % Net income attributable to Vale's shareholders 2,117 2,769 -24% 1,394 52% 3,511 4,448 -21% ¹ Includes adjustment of US$ 168 million in 2Q25 US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. (c) Net debt US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q Gross debt 17,146 13,770 25% 15,415 11 % Leases 699 1,360 -49% 781 -10 % Cash and cash equivalents (5,696) (6,540) -13% (3,998) 42 % Net debt 12,149 8,590 41% 12,198 0% (d) Gross debt / LTM Adjusted EBITDA US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q Gross debt and leases / LTM Adjusted EBITDA (x) 1.3 0.8 63% 1.1 18 % Gross debt and leases / LTM operational cash flow (x) 0.9 0.8 13% 0.8 13% (e) LTM Adjusted EBITDA / LTM interest payments US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q LTM Adjusted EBITDA / LTM gross interest (x) 15.3 23.6 -35% 16.5 -7 % LTM Adjusted EBITDA / LTM interest payments (x) 14.2 26.2 -46% 15.7 -10% (f) US dollar exchange rates R$/US$ 2Q25 2Q24 Δ y/y 1Q25 Δ q/q Average 5.6661 5.2129 9% 5.8522 -3 % End of period 5.4571 5.5589 -2% 5.7422 -5 % Annexes – 24 – Revenues and volumes Net operating revenue by business area US$ million 2Q25% 2Q24% Δ y/y 1Q25% Δ q/q 6M25% 6M24% Δ y/y Iron Ore Solutions 6,963 79% 8,298 84% -16% 6,375 79% 9% 13,338 79% 15,323 83% -13 % Fines 5,762 65% 6,729 68% -14% 5,154 63% 12% 10,916 65% 12,021 65% -9 % ROM 27 0% 27 0% 0% 29 0% -7% 55 0% 54 0% 2 % Pellets 1,004 11% 1,394 14% -28% 1,055 13% -5% 2,059 12% 2,979 16% -31 % Other ferrous products and logistics services 170 2% 148 1% 15% 137 2% 24% 308 2% 269 1% 14 % Energy Transition Metals 1,841 21% 1,622 16% 14% 1,744 21% 6% 3,585 21% 3,056 17% 17 % Copper 793 9% 699 7% 13% 709 9% 12% 1,502 9% 1,286 7% 17 % Nickel 657 7% 639 6% 3% 623 8% 5% 1,280 8% 1,197 7% 7 % PGMs 83 1% 38 0% 118% 66 1% 26% 149 1% 106 1% 41 % Gold as by-product¹ 195 2% 155 2% 26% 140 2% 39% 335 2% 292 2% 15 % Silver as by-product 19 0% 12 0% 58% 18 0% 6% 37 0% 22 0% 68 % Cobalt¹ 21 0% 2 0% 950% 18 0% 17% 39 0% 12 0% 225 % Others² 73 1% 77 1% -5% 170 2% -57% 243 1% 140 1% 74 % Total 8,804 100% 9,920 100% -11% 8,119 100% 8% 16,923 100% 18,379 100% -8% ¹ Excludes adjustment of US$ 168 million in 2Q25, US$ 167 million in 1Q25, US$ 335 million in 6M25, US$ 83 million in 2Q24 and US$ 150 million in 6M24 to reflect the performance of the streaming transactions at market price. ² Includes marketing activities. Net operating revenue by destination US$ million 2Q25% 2Q24% Δ y/y 1Q25% Δ q/q 6M25% 6M24% Δ y/y North America 427 5% 435 4% -2% 417 5% 2% 844 5% 862 5% -2 % USA 273 3% 254 3% 7% 297 4% -8% 570 3% 497 3% 15 % Canada 154 2% 181 2% -15% 120 1% 28% 274 2% 365 2% -25 % South America 819 9% 974 10% -16% 863 11% -5% 1,682 10% 2,102 11% -20 % Brazil 774 9% 868 9% -11% 814 10% -5% 1,588 9% 1,874 10% -15 % Others 45 1% 106 1% -58% 49 1% -8% 94 1% 228 1% -59 % Asia 5,882 67% 6,858 69% -14% 5,113 63% 15% 10,995 65% 12,027 65% -9 % China 4,329 49% 5,204 52% -17% 3,886 48% 11% 8,215 49% 9,097 49% -10 % Japan 648 7% 927 9% -30% 517 6% 25% 1,165 7% 1,609 9% -28 % South Korea 249 3% 282 3% -12% 237 3% 5% 486 3% 488 3% 0 % Others 656 7% 445 4% 47% 473 6% 39% 1,129 7% 833 5% 36 % Europe 1,248 14% 1,079 11% 16% 1,274 16% -2% 2,522 15% 2,088 11% 21 % Germany 453 5% 286 3% 58% 463 6% -2% 916 5% 612 3% 50 % Italy 65 1% 34 0% 91% 99 1% -34% 164 1% 53 0% 209 % Others 730 8% 759 8% -4% 712 9% 3% 1,442 9% 1,423 8% 1 % Middle East 216 2% 251 3% -14% 208 3% 4% 424 3% 517 3% -18 % Rest of the World 212 2% 323 3% -34% 244 3% -13% 456 3% 783 4% -42 % Total 8,804 100% 9,920 100% -11% 8,119 100% 8% 16,923 100% 18,379 100% -8 % Annexes – 25 – Operating Expenses US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y SG&A 131 137 -4% 145 -10% 276 277 0 % Administrative 113 116 -3% 123 -8% 236 236 0 % Personnel 49 42 17% 52 -6% 101 98 3 % Services 29 41 -29% 23 26% 52 73 -29 % Depreciation 7 9 -22% 24 -71% 31 19 63 % Others 28 24 17% 24 17% 52 46 13 % Selling 18 21 -14% 22 -18% 40 41 -2 % R&D 159 189 -16% 123 29% 282 345 -18 % Pre-operating and stoppage expenses 71 91 -22% 90 -21% 161 183 -12 % Expenses related to Brumadinho event and decharacterization of dams 38 (1) n.a. 97 -61% 135 40 238 % Other operating expenses 184 290 -37% 161 14% 345 499 -31 % Total operating expenses 583 706 -17% 616 -5% 1,199 1,344 -11 % Depreciation 20 30 -33% 43 -53% 63 66 -5 % Operating expenses, ex-depreciation 563 676 -17% 573 -2% 1,136 1,278 -11 % Other operating expenses – breakdown by segment US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Iron Ore Solutions 4 38 -89% (8) n.a. (4) 68 n.a. Fines (5) 41 n.a. (11) -55% (16) 76 n.a. Pellets 1 (1) n.a. (2) n.a. (1) (8) -88 % Other ferrous products and logistics services 8 (2) n.a. 5 60% 13 – n.a. Energy Transition Metals 11 30 -63% 32 -66% 43 52 -17 % Copper 8 6 33% 4 100% 12 9 33 % Nickel 3 4 -25% 14 -79% 17 23 -26 % Others – 20 n.a. 14 n.a. 14 20 -30 % Unallocated items¹ 169 222 -24% 137 23% 306 379 -19 % TOTAL - Other operating expenses 184 290 -37% 161 14% 345 499 -31% 1 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Annexes – 26 – Financial results US$ million 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Financial expenses, of which: (404) (365) 11% (382) 6% (786) (704) 12 % Gross interest (238) (211) 13% (224) 6% (462) (382) 21 % Capitalization of interest 8 8 0% 4 100% 12 13 -8 % Others (150) (139) 8% (144) 4% (294) (284) 4 % Financial expenses (REFIS) (24) (23) 4% (18) 33% (42) (51) -18 % Financial income 112 78 44% 116 -3% 228 187 22 % Shareholder Debentures (117) (241) -51% 38 n.a. (79) (77) 3 % Derivatives¹ 548 (471) n.a. 765 -28% 1,313 (469) n.a. Currency and interest rate swaps 557 (455) n.a. 764 -27% 1,321 (469) n.a. Others (commodities, etc) (9) (16) -44% 1 n.a. (8) – n.a. Foreign exchange 240 53 353% (37) n.a. 202 25 708 % Monetary variation (212) (306) -31% (315) -33% (526) (651) -19 % Foreign exchange and monetary variation 28 (253) n.a. (352) n.a. (324) (626) -48 % Financial result, net 167 (1,252) n.a. 185 -10% 352 (1,689) n.a. ¹ The cash effect of the derivatives was a gain of US$ 149 million in 2Q25. Sustaining Investments by type US$ million Iron Ore Solutions Energy Transition Metals Energy and others Total Enhancement of operations 357 166 1 524 Replacement projects 6 41 – 47 Filtration and dry stacking projects 22 – – 22 Dam management 22 11 – 33 Other investments in dams and waste dumps 30 12 – 42 Health and safety 55 9 1 65 Social investments and environmental protection 37 2 – 39 Administrative & others 30 6 7 43 Total 559 246 10 815 Annexes – 27 – Annex 2: Segment information Segment results 2Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JV’s EBITDA Adjusted EBITDA Iron Ore Solutions 6,963 (4,104) (35) (84) (48) 285 2,977 Fines 5,762 (3,387) (7) (66) (35) 129 2,396 Pellets 1,004 (577) (1) (2) (2) 55 477 Other ferrous products and logistics services 197 (140) (27) (16) (11) 101 104 Energy Transition Metals 1,841 (1,220) 129 (36) (10) 17 721 Copper² 958 (402) (8) (10) – – 538 Salobo 730 (305) (6) (1) – – 418 Sossego 197 (97) (1) (1) – – 98 Other 31 – (1) (8) – – 22 Nickel³ 1,012 (781) (8) (25) (10) 13 201 Sudbury 521 (439) (1) (11) – – 70 Voisey’s Bay & Long Harbour 222 (196) (1) (8) – – 17 Standalone Refineries 175 (169) – – – – 6 Onça Puma 71 (56) (4) – (2) – 9 Other⁴ 23 79 (2) (6) (8) 13 99 Others⁵ (129) (37) 145 (1) – 4 (18) Brumadinho and decharacterization of dams – – (38) – – – (38) Non-recurring expenses – – – – – – – Unallocated items⁶ – – (235) (39) – – (274) Total 8,804 (5,324) (179) (159) (58) 302 3,386 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JV’s" in "Other". ⁵ Includes an adjustment of US$ 168 million increasing the adjusted EBITDA in 2Q25, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 52 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 669 million in 2Q25. Segment results 2Q24 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JV’s EBITDA Adjusted EBITDA Iron Ore Solutions 8,298 (4,415) (81) (94) (67) 246 3,887 Fines 6,729 (3,556) (56) (82) (53) 89 3,071 Pellets 1,394 (705) – (1) (2) 38 724 Other ferrous products and logistics services 175 (154) (25) (11) (12) 119 92 Energy Transition Metals 1,622 (1,171) 22 (70) (3) 7 407 Copper² 779 (391) (8) (29) – – 351 Salobo 614 (301) (5) (2) – – 306 Sossego 136 (90) 1 (3) – – 44 Other 29 – (4) (24) – – 1 Nickel³ 879 (731) (6) (31) (3) – 108 Sudbury 426 (390) (1) (19) – – 16 Voisey’s Bay & Long Harbour 136 (204) (1) (7) – – (76) Standalone Refineries 243 (222) – – – – 21 Onça Puma 18 (27) (5) – (3) – (17) PTVI (historical) 249 (168) – (2) – – 79 Other (193) 280 1 (3) – – 85 Others⁴ (36) (49) 36 (10) – 7 (52) Brumadinho and decharacterization of dams – – 1 – – – 1 Non-recurring expenses – – (5) – – – (5) Unallocated items⁵ – – (272) (25) – – (297) Total 9,920 (5,586) (335) (189) (70) 253 3,993 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Includes an adjustment of US$ 83 million increasing the adjusted EBITDA in 2Q24, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁵ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 1 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 2Q24. Considering the unallocated expenses, VBM’s EBITDA was US$ 408 million in 2Q24. Annexes – 28 – Segment information 1Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JV’s EBITDA Adjusted EBITDA Iron Ore Solutions 6,375 (3,506) (25) (54) (69) 166 2,887 Fines 5,154 (2,810) (4) (45) (58) 96 2,333 Pellets 1,055 (559) 3 (1) (2) 40 536 Other ferrous products and logistics services 166 (137) (24) (8) (9) 30 18 Energy Transition Metals 1,744 (1,284) 102 (32) (2) 26 554 Copper² 900 (339) (4) (10) (1) – 546 Salobo 665 (257) (3) – (1) – 404 Sossego 165 (82) – (3) – – 80 Other 70 – (1) (7) – – 62 Nickel³ 969 (907) (21) (22) (1) 23 41 Sudbury 507 (490) (3) (10) – – 4 Voisey’s Bay & Long Harbour 213 (257) – (5) – – (50) Standalone Refineries 217 (193) – – – – 24 Onça Puma 75 (53) (2) – (1) – 19 Other⁴ (43) 86 (16) (7) – 23 44 Others⁵ (125) (38) 127 – – 3 (33) Brumadinho and decharacterization of dams – – (97) – – – (97) Non-recurring expenses – – – – – – – Unallocated items⁶ – – (192) (37) – – (229) Total 8,119 (4,790) (212) (123) (71) 192 3,115 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JV’s" in "Other". ⁵ Includes adjustment of US$ 167 million in 1Q25 to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 26 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 1Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 528 million in 1Q25. Segment information 6M25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JV’s EBITDA Adjusted EBITDA Iron Ore Solutions 13,338 (7,610) (60) (138) (117) 451 5,864 Fines 10,916 (6,197) (11) (111) (93) 225 4,729 Pellets 2,059 (1,136) 2 (3) (4) 95 1,013 Other ferrous products and logistics services 363 (277) (51) (24) (20) 131 122 Energy Transition Metals 3,585 (2,504) 231 (68) (12) 43 1,275 Copper² 1,858 (741) (12) (20) (1) – 1,084 Salobo 1,395 (562) (9) (1) (1) – 822 Sossego 362 (179) (1) (4) – – 178 Other 101 – (2) (15) – – 84 Nickel³ 1,981 (1,688) (29) (47) (11) 36 242 Sudbury 1,028 (929) (5) (20) – – 74 Voisey’s Bay & Long Harbour 435 (453) (1) (14) – – (33) Standalone Refineries 392 (362) – – – – 30 Onça Puma 146 (108) (6) – (3) – 28 Other⁴ (20) 164 (17) (13) (8) 36 143 Others⁵ (254) (75) 272 (1) – 7 (51) Brumadinho and decharacterization of dams – – (135) – – – (135) Non-recurring expenses – – – – – – – Unallocated items⁶ – – (427) (76) – – (503) Total 16,923 (10,114) (391) (282) (129) 494 6,501 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JV’s" in "Other". ⁵ Includes an adjustment of US$ 335 million increasing the adjusted EBITDA in 6M25, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 78 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 6M25. Considering the unallocated expenses, VBM’s EBITDA was US$ 1,197 million in 6M25. Annexes – 29 – Segment information 6M24 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JV’s EBITDA Adjusted EBITDA Iron Ore Solutions 15,323 (7,967) (145) (177) (131) 443 7,346 Fines 12,021 (6,259) (105) (152) (104) 177 5,578 Pellets 2,979 (1,444) 6 (2) (7) 74 1,606 Other ferrous products and logistics services 323 (264) (46) (23) (20) 192 162 Energy Transition Metals 3,056 (2,308) 28 (121) (4) 13 664 Copper² 1,418 (720) (11) (52) – – 635 Salobo 1,116 (539) (7) (4) – – 566 Sossego 248 (181) – (6) – – 61 Other 54 – (4) (42) – – 8 Nickel³ 1,715 (1,504) (30) (52) (4) – 125 Sudbury 903 (787) (6) (31) – – 79 Voisey’s Bay & Long Harbour 282 (376) (5) (11) – – (110) Standalone Refineries 471 (456) – – – – 15 Onça Puma 18 (67) (9) (1) (4) – (63) PTVI (historical) 479 (338) – (4) – – 137 Other (438) 520 (10) (5) – – 67 Others⁴ (77) (84) 69 (17) – 13 (96) Brumadinho and decharacterization of dams – – (40) – – – (40) Non-recurring expenses – – (29) – – – (29) Unallocated items⁵ – – (462) (47) (1) – (510) Total 18,379 (10,275) (648) (345) (136) 456 7,431 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Includes an adjustment of US$ 150 million increasing the adjusted EBITDA in 6M24, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁵ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 48 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 6M24. Considering the unallocated expenses, VBM’s EBITDA was US$ 618 million in 6M24. Annexes – 30 – Annex 3: Additional information by business segment Iron Ore Solutions: Financial results detailed Volumes, prices, premium and revenues breakdown 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Volume sold ('000 metric tons) Fines¹ 67,678 68,512 -1% 56,762 19% 124,441 121,058 3% IOCJ 6,397 13,180 -51% 4,596 39% 10,993 22,580 -51% BRBF 32,842 30,528 8% 36,391 -10% 69,233 56,443 23% Pellet feed - China (PFC1)² 5,518 3,337 65% 3,9284⁴ 40% 9,446 5,873 61% Lump 1,717 1,782 -4% 1,679 2% 3,396 3,591 -5% High-silica products 3,886 11,372 -66% 1,957 99% 5,843 18,535 -68% Other fines (60-62% Fe) 17,318 8,313 108% 8,2104⁴ 111% 25,528 14,036 82% Pellets 7,483 8,864 -16% 7,493 0% 14,976 18,089 -17% ROM 2,185 2,416 -10% 1,886 16% 4,071 4,471 -9% Total - Iron ore sales 77,346 79,792 -3% 66,141 17% 143,487 143,619 0% Share of premium products³ (%) 68% 70% 79% 73% 72% 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Average prices (US$/t) Iron ore - 62% Fe price index 97.8 111.8 -13% 103.6 -6% 100.7 117.7 -14% Iron ore - 62% Fe low alumina index 97.2 112.6 -14% 103.3 -6% 100.2 118.4 -15% Iron ore - 65% Fe index 108.8 126.1 -14% 117.1 -7% 112.9 131.0 -14 % Provisional price at the end of the quarter 94.2 106.5 -12% 101.8 -7% 94.2 106.5 -12 % Iron ore fines Vale's CFR reference (dmt) 95.3 110.2 -14% 102.2 -7% 98.5 110.9 -11 % Iron ore fines realized price, CFR/FOB (wmt) 85.1 98.2 -13% 90.8 -6% 87.7 99.3 -12 % Iron ore pellets realized price, CFR/FOB (wmt) 134.1 157.2 -15% 140.8 -5% 137.5 164.7 -17 % Iron ore fines and pellets quality premium (US$/t) Iron ore fines quality and premiums (1.1) (3.3) -67% (1.3) -15% (1.2) (2.5) -52 % Pellets business' weighted average contribution 2.2 3.1 -29% 3.1 -29% 2.6 3.4 -24 % All-in premium - Total 1.1 (0.1) n.a. 1.8 -39% 1.4 0.9 56 % Net operating revenue by product (US$ million) Fines 5,762 6,729 -14% 5,154 12% 10,916 12,021 -9 % ROM 27 27 0% 29 -7% 55 54 2 % Pellets 1,004 1,394 -28% 1,055 -5% 2,059 2,979 -31 % Other ferrous products and logistics services 170 148 15% 137 24% 308 269 14 % Total 6,963 8,298 -16% 6,375 9% 13,338 15,323 -13% 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. 3 Brazilian Blend Fines (BRBF), Carajás (IOCJ), pellets and pellet feed. 4 Restated from historical figures. Annexes – 31 – Volume sold by destination – Fines, pellets and ROM ‘000 metric tons 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Americas 8,993 9,965 -10% 8,887 1% 17,880 19,750 -9 % Brazil 8,166 8,977 -9% 8,160 0% 16,326 17,739 -8 % Others 827 988 -16% 727 14% 1,554 2,011 -23 % Asia 62,195 62,357 0% 50,438 23% 112,633 109,229 3 % China 48,903 50,270 -3% 39,635 23% 88,538 87,676 1 % Japan 6,286 6,543 -4% 4,834 30% 11,120 11,608 -4 % Others 7,006 5,545 26% 5,969 17% 12,975 9,946 30% Europe 3,458 4,199 -18% 3,962 -13% 7,420 7,516 -1 % Germany 1,060 1,185 -11% 1,159 -9% 2,219 1,961 13 % France 247 590 -58% 312 -21% 559 1,179 -53 % Others 2,151 2,424 -11% 2,491 -14% 4,642 4,376 6 % Middle East 1,387 1,386 0% 1,302 7% 2,689 2,793 -4 % Rest of the World 1,313 1,885 -30% 1,552 -15% 2,865 4,330 -34 % Total 77,346 79,792 -3% 66,141 17% 143,487 143,618 0 % Iron ore fines pricing Pricing system breakdown (%) 2Q25 2Q24 Δ y/y 1Q25 Δ q/q Lagged 13 15 -13% 14 -7% Current 57 56 2% 61 -7 % Provisional 30 29 3% 25 20 % Total 100 100 0% 100 0% Price realization US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q Average reference price (dmt) 97.8 111.8 -13% 103.6 -6% Quality and premiuns¹ (1.1) (3.3) -67% (1.3) -15 % Impact of pricing system adjustments (1.3) 1.6 n.a. (0.3) 333 % Provisional prices in prior quarter² (0.5) 1.8 n.a. 0.7 n.a. Lagged prices 0.6 1.6 -63% (0.4) n.a. Current prices (0.3) (0.2) 50% (0.1) 200 % Provisional prices in current quarter³ (1.1) (1.6) -31% (0.5) 120 % CFR reference (dmt) 95.3 110.2 -13% 102.2 -7% Adjustments for FOB sales⁴ (2.3) (3.0) -23% (3.1) -26 % Moisture (7.9) (8.9) -11% (8.3) -5 % Vale realized price (wmt)⁵ 85.1 98.2 -13% 90.8 -6% 1 Includes quality (US$ 0.57/t) and premiums/discounts and commercial conditions (US$ -1.64/t). 2 Adjustment as a result of provisional prices booked in 1Q25 at US$ 101.8/t. 3 Difference between the weighted average of the prices provisionally set at the end of 2Q25 at US$ 94.2/t based on forward curves and US$ 97.8/t from the 2Q25 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Annexes – 32 – Iron ore fines costs & expenses COGS - 2Q25 vs. 2Q24 US$ million 2Q24 Volume Exchange rate Others Total variation 2Q25 C1 cash costs 1,935 (22) (84) (48) (154) 1,781 Freight 1,114 25 – (44) (18) 1,096 Distribution costs 182 (2) – 59 57 239 Royalties & others 325 (4) – (50) (54) 271 Total costs before depreciation and amortization 3,556 (3) (84) (83) (170) 3,387 Depreciation 402 (5) (20) 11 (14) 388 Total 3,958 (8) (104) (72) (184) 3,775 Cash cost and freight 0 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y 0 C1 cash cost (US$ million) 0 C1 cash cost, including third-party purchase costs (A) 1,781 1,935 -8% 1,401 27% 3,182 3,382 -6% 0 Third-party purchase cost adjustment¹ (B) 458 409 12% 340 35% 798 755 6% 0 C1 cash cost, ex-third-party purchase costs (C = A – B) 1,323 1,526 -13% 1,061 25% 2,384 2,626 -9% 0 Sales volumes (Mt) 0 Volume sold² (D) 67.7 68.5 -1% 56.8 19% 124.4 121.1 3% 0 Volume sold from third-party purchases (E) 8.1 7.1 14% 6.2 31% 14.4 12.8 13% 0 Volume sold from own operations (F = D – E) 59.5 61.4 -3% 50.6 18% 110.0 108.3 2% 0 C1 cash cost², FOB (US$/t) 0 C1 cash cost, ex-third-party purchase costs (C/F) 22.2 24.9 -11% 21.0 6% 21.7 24.3 -11% 0 Average third-party purchase C1 cash cost (B/E) 56.3 57.4 -2% 54.8 3% 55.6 59.2 -6% 0 Iron ore cash cost (A/D) 26.3 28.2 -7% 24.7 6% 25.6 27.9 -8% 0 Freight 0 Maritime freight costs (G) 1,096 1,114 -2% 946 16% 2,042 1,974 3% 0 CFR sales (%) (H) 88% 85% 3 p.p. 90% -2 p.p. 89% 85% 4 p.p. 0 Volume CFR (Mt) (I = D x H) 59.8 58.5 2% 50.9 17% 110.7 103.0 7% 0 Freight unit cost (US$/t) (G/I) 18.3 19.0 -4% 18.6 -2% 18.4 19.2 -4% 1 Includes logistics costs related to third-party purchases. 2 Excludes ROM, royalties and distribution costs. Expenses 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y SG&A 11 15 -27% 14 -21% 25 50 -50 % R&D 66 82 -20% 45 47% 111 152 -27 % Pre-operating and stoppage expenses 35 53 -34% 58 -40% 93 104 -11 % Other expenses (4) 41 n.a. (10) -60% (14) 55 n.a. Total expenses 108 191 -43% 107 1% 215 361 -40% Annexes – 33 – Iron Ore Solutions: Project Details Growth projects Capex 2Q25 Financial Progress¹ Physical Progress Comments Serra Sul +20 Capacity: 20 Mtpy Start-up: 2H26 Capex: US$ 2,844 MM 90 57% 77% The semi-mobile crusher load tests at the mine have been concluded. Assembly of the long-distance conveyor belt is progressing according to schedule and is 73% complete. At the plant, the buildings of the secondary crusher and Screener are progressing according to schedule. Sustaining projects Capex 2Q25 Financial Progress¹ Physical Progress Comments Compact Crushing S11D Capacity: 50 Mtpy Start-up: 2H26 Capex: US$ 755 MM 54 58% 76% Construction of the primary crusher continues to advance according to schedule and is 72% complete. The assembly of the secondary crusher has advanced to almost 40%. 1 CAPEX disbursement until end of 2Q25 vs. CAPEX expected. Projects under evaluation Apolo Capacity: 14 Mtpy Stage: FEL2 Southeastern System (Brazil) Growth project Vale’s ownership: 100% Open pit mine Briquette plants Capacity: Under evaluation Stage: 2 plants at FEL3; 5 plants at different stages of FEL Brazil and other regions Growth project Investment decision: 2025-2030 Vale’s ownership: N/A Cold agglomeration plant Itabira mines Capacity: 25 Mtpy Stage: projects at different phases of FEL1 and FEL2 Southeastern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Diverse pits and tailing and waste stockpile projects aimed at maintaining Itabira´s long-term production volumes Mega Hubs Capacity: Under evaluation Stage: Prefeasibility Study Middle East Growth project Vale’s ownership: N/A Industrial complexes for iron ore concentration and agglomeration and production of direct reduction metallics Vale continues to advance in negotiations with world-class players and jointly study the development of Mega Hubs S11C Capacity: Under evaluation Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Serra Norte N1/N2¹ Capacity: 10 Mtpy Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine 1 Project scope is under review given permitting constraints. . Annexes – 34 – Energy Transition Metals: Copper Revenues & price realization 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Volume sold Copper ('000 metric tons) 66 58 14% 61 8% 127 115 10 % Gold as by-product (‘000 oz) 98 89 10% 95 3% 193 173 12 % Silver as by-product (‘000 oz) 287 242 19% 278 3% 565 430 31 % Average prices Average LME copper price (US$/t) 9,524 9,753 -2% 9,340 2% 9,431 9,090 4 % Average copper realized price (US$/t) 8,985 9,202 -2% 8,891 1% 8,940 8,456 6 % Gold (US$/oz)¹ 3,263 2,361 38% 2,944 11% 3,106 2,225 40 % Silver (US$/oz) 32 27 19% 32 0% 32 26 23 % Net revenue (US$ million) Copper 597 535 12% 541 10% 1,138 969 17 % Gold as by-product¹ 320 209 53% 281 14% 601 386 56 % Silver as by-product 9 7 29% 9 0% 18 11 64 % Total 926 751 23% 830 12% 1,756 1,366 29 % PPA adjustments² 32 28 14% 70 -54% 102 52 96 % Net revenue after PPA adjustments 958 779 23% 900 6% 1,858 1,418 31% 1 Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. 2 PPA adjustments to be disclosed separately from 1Q24 onwards. On June 30th, 2025, Vale had provisionally priced copper sales from Sossego and Salobo totaling 40,445 tons valued at weighted average LME forward price of US$ 9.781/t, subject to final pricing over the following months. Breakdown of copper realized prices US$/t 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Average LME copper price 9,524 9,753 -2% 9,340 2% 9,431 9,090 4 % Current period price adjustments¹ (73) (204) -64% (85) -14% (73) (98) -26 % Copper gross realized price 9,450 9,549 -1% 9,256 2% 9,357 8,992 4 % Prior period price adjustments² (247) 125 n.a. (79) 213% (167) (40) 318 % Copper realized price before discounts 9,203 9,674 -5% 9,177 0% 9,190 8,953 3 % TC/RCs, penalties, premiums and discounts³ (218) (472) -54% (286) -24% (250) (496) -50 % Average copper realized price 8,985 9,202 -2% 8,891 1% 8,940 8,456 6 % Note: Vale's copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums and discounts for intermediate products. Annexes – 35 – Energy Transition Metals: Nickel Revenues & price realization 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Volume sold ('000 metric tons) Nickel 41 34 21% 39 5% 80 67 19 % Copper 23 18 28% 21 10% 44 38 16 % Gold as by-product ('000 oz) 11 9 22% 9 22% 20 21 -5 % Silver as by-product ('000 oz) 286 206 39% 294 -3% 580 451 29 % PGMs ('000 oz) 57 38 50% 56 2% 113 110 3 % Cobalt (metric ton) 667 320 108% 681 -2% 1,348 785 72 % Average realized prices (US$/t) Nickel 15,800 18,638 -15% 16,106 -2% 15,948 17,729 -10 % Copper 8,693 9,137 -5% 7,983 9% 8,351 8,256 1 % Gold (US$/oz) 3,429 2,435 41% 3,034 13% 3,255 2,216 47 % Silver (US$/oz) 35 28 25% 31 13% 33 25 32 % Cobalt 36,692 28,258 30% 26,434 39% 31,511 29,586 7 % Net revenue by product (US$ million) Nickel 657 639 3% 623 5% 1,280 1,195 7 % Copper 197 164 20% 168 17% 365 317 15 % Gold as by-product¹ 38 22 73% 27 41% 65 46 41 % Silver as by-product 10 6 67% 9 11% 19 11 73 % PGMs 70 38 84% 57 23% 127 106 20 % Cobalt¹ 24 9 167% 18 33% 42 23 83 % Others 12 5 140% 9 33% 21 15 40 % Total 1,008 882 14% 911 11% 1,919 1,714 12 % PPA adjustments² 4 (3) n.a. 58 -93% 62 1 6100 % Net revenue after PPA adjustments 1,012 879 15% 969 4% 1,981 1,715 16% 1 Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. 2 PPA adjustments started to disclose separately in 1Q24. Breakdown of nickel volumes sold, realized price and premium 2Q25 2Q24 Δ y/y 1Q25 Δ q/q 6M25 6M24 Δ y/y Volumes (kt) Upper Class I nickel 23.2 19.0 22% 23.0 1% 46.1 39.8 16% - of which: EV Battery 2.8 0.8 250% 2.3 22% 5.0 1.6 213 % Lower Class I nickel 7.4 3.9 90% 6.6 12% 14.0 7.4 89 % Class II nickel 10.4 6.6 58% 8.9 17% 19.3 11.0 75 % Intermediates 0.4 4.7 -91% 0.4 0% 0.8 9.2 -91 % Total 41.4 34.3 21% 38.9 6% 80.3 67.4 19 % Nickel realized price (US$/t) LME average nickel price 15,171 18,415 -18% 15,571 -3% 15,374 17,495 -12 % Average nickel realized price 15,800 18,638 -15% 16,106 -2% 15,948 17,758 -10 % Contribution to the nickel realized price by category: Nickel average aggregate premium/(discount) 414 319 30% 535 -23% 517 415 25 % Other timing and pricing adjustments contributions¹ 214 (97) n.a. 1 n.a. 57 (152) n.a. 1 Comprises (i) the realized quotational period effects (based on sales distribution in the prior three months, as well as the differences between the LME price at the moment of sale and the LME average price), with a positive impact of US$96/t and (ii) fixed-price sales, with a positive impact of US$45/t. Product type by operation % of sales North Atlantic¹ Matsusaka Onça Puma Upper Class I 74.5 – – Lower Class I 23.5 – – Class II 1.5 98.0 97.1 Intermediates 0.5 2.0 2.9 1 Comprises Sudbury, Clydach and Long Harbour refineries. Annexes – 36 – Energy Transition Metals: Projects Details Growth projects Capex 2Q25 Financial progress¹ Physical progress Comments Onça Puma 2nd Furnace Capacity: 12-15 ktpy Start-up: 2H25 Capex: US$ 555 MM 28 59% 94% The project is progressing according to the schedule and within budget. The furnace assembly is progressing as planned. 1 CAPEX disbursement until end of 2Q25 vs. CAPEX expected. Projects under evaluation Copper Alemão Capacity: 60 -70 ktpy Stage: FEL3 Carajás, Brazil Growth project Investment decision: 2026 Vale Base Metals ownership: 100% Underground mine 115 kozpy Au as by-product South Hub extension (118 / Cristalino) Capacity: 60-70 ktpy Stage: FEL2-FEL3 Carajás, Brazil Replacement project Vale Base Metals ownership: 100% Development of mines to feed Sossego mill Victor Capacity: 20 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2025-2026 Vale’s ownership: N/A Underground mine 5 ktpy Ni as co-product; JV partnership under discussion Hu’u Capacity: 300-350 ktpy Stage: FEL2 Dompu, Indonesia Growth project 200 kozpy Au as by-product Vale's ownership: 80% Underground block cave Paulo Afonso (North Hub) Capacity: 70-100 ktpy Stage: FEL2 Carajás, Brazil Growth project Vale Base Metals ownership: 100% Mines and Processing plant Salobo Expansion Capacity: 20-30 ktpy Stage: FEL2 Carajás, Brazil Growth project Investment decision: 2026-2027 Vale Base Metals ownership: 100% Processing plant Nickel CCM Pit Capacity: 12-15 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2026-2027 Vale Base Metals ownership: 100% Open pit mine 7-9 ktpy Cu as by-product CCM Ph. 3 Capacity: 5-10 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2025 Vale Base Metals ownership: 100% Underground mine 7-13 ktpy Cu as by-product CCM Ph. 4 Capacity: 7-12 ktpy Stage: FEL2 Ontario, Canada Replacement project 7-12 ktpy Cu as by-product Vale Base Metals ownership: 100% Underground mine Nickel Sulphate Plant Capacity: ~25 ktpy Stage: FEL3 Quebec, Canada Growth project Investment decision: 2025 Vale Base Metals ownership: N/A Annexes – 37 – Annex 4: Brumadinho, Samarco & Dam Decharacterization Brumadinho & Dam decharacterization US$ million Provisions balance 31Mar25 EBITDA impact² Payments FX and other adjustments³ Provisions balance 30Jun25 Decharacterization 2,342 (56) (83) 164 2,367 Agreements & donations¹ 2,132 10 (204) 191 2,129 Total Provisions 4,474 (46) (287) 355 4,496 Incurred Expenses – 84 (84) – – Total 4,474 38 (371) 355 4,496 1 Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. 2 Includes the revision of estimates for provisions and incurred expenses, including discount rate effect. 3 Includes foreign exchange, present value and other adjustments. Impact of Brumadinho and Decharacterization from 2019 to 2Q25 US$ million EBITDA impact Payments FX and other adjustments² Provisions balance 30Jun2025 Decharacterization 4,920 (2,291) (262) 2,367 Agreements & donations¹ 9,284 (7,529) 374 2,129 Total Provisions 14,204 (9,820) 112 4,496 Incurred expenses 3,497 (3,497) – – Others 180 (178) (2) – Total 17,881 (13,495) 110 4,496 ¹ Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. ² Includes foreign exchange, present value and other adjustments. Cash outflow of Brumadinho & Decharacterization commitments1 2 US$ billion Disbursed from 2019 to 2Q25 2H25 2026 2027 Yearly average 2028-2035³ Decharacterization (2.3) 0.2 0.5 0.4 0.2 Integral Reparation Agreement & other reparation provisions (7.5) 0.7 0.7 0.5 0.2⁴ Incurred expenses (3.5) 0.2 0.3 0.3 0.2⁵ Total (13.3) 1.1 1.5 1.2 – 1 Estimate cash outflow for 2025-2035 period, given BRL-USD exchange rates of 5.4571. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments.3 Estimate annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 229 million per year. 4 Disbursements related to the Integral Reparation Agreement ending in 2031. 5 Disbursements related to incurred expenses ending in 2029. Cash outflow of Samarco commitments1 Already disbursed 2H25 2026 2027 2028 2029 2030 Yearly average 2031-2043 Mariana reparation – 100% 60.6 15.3 9.9 6.1 5.5 5.4 6.1 5.1 Vale’s contribution (R$ billion) 7.2 4.9 3.0 2.0 1.8 1.5 – Vale’s contribution (US$ billion)² 1.3 0.9 0.6 0.4 0.3 0.3 – 1 Amounts stated in real terms. 2 BRL-USD exchange final rate of June 30, 2025 of 5.4571.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 12, 2025		Director of Investor Relations